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SEC FILE NUMBER
8-67635

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Spire Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7901 Jones Branch Drive, Suite 810
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joshua Bright	703-657-6068	josh.bright@spireip.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CST Group, CPAs, PC
(Name – if individual, state last, first, and middle name)

10740 Parkridge Blvd, Ste 500	Reston	VA	20191
(Address)	(City)	(State)	(Zip Code)

9/1/2009	3779
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua Bright, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Spire Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HARRISON MICHAEL FRESH
Notary Public
Commonwealth of Virginia
Registration No. 8053940
My Commission Expires Sep 30, 2027

Signature: [signature]

Title: Vice President - Director of Finance

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Audited Financial Statements and
Supplementary Information

SPIRE SECURITIES, LLC

December 31, 2023

CSTGROUP

CPAs AND BUSINESS ADVISORS

Financial Statements
and Supplementary Financial Information

SPIRE SECURITIES, LLC

McLean, Virginia

December 31, 2023

CONTENTS

CSTGROUP
CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
McLean, Virginia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Spire Securities, LLC as of December 31, 2023, the related statements of income, member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Spire Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Spire Securities, LLC's management. Our responsibility is to express an opinion on Spire Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spire Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Schedule I – Computation of Net Capital, Schedule II – Computation for Determination of Reserve Requirements, and Schedule III – Information Relating to the Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Spire Securities, LLC's financial statements. The supplemental information is the responsibility of Spire Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital, Schedule II – Computation for Determination of Reserve Requirements, and Schedule III – Information Relating to the Possession or Control Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

CST Group, CPAs, PC

We have served as Spire Securities, LLC's auditor since 2008.
Reston, Virginia
February 23, 2024

STATEMENT OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

		12/31/2023
	ASSETS	
CURRENT ASSETS		
Cash and cash equivalents		$ 927,098
Commissions receivable		362,309
Deposit held by FINRA		8,312
Prepaid expenses		60,491
	TOTAL CURRENT ASSETS	1,358,210
OTHER ASSETS		
Deposit held by clearing organization		175,000
		$ 1,533,210

	LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES		
Accounts payable		$ 15,929
Commissions payable		258,362
	TOTAL CURRENT LIABILITIES	274,291
MEMBER'S EQUITY		1,258,919
		$ 1,533,210

See notes to financial statements.

STATEMENT OF INCOME

SPIRE SECURITIES, LLC

	For Year Ended December 31, 2023
INCOME	
Concession and commission income	$ 8,575,041
EXPENSES	
Commission expense	6,592,559
Management fees	923,676
Operating expense	380,784
	7,897,019
OPERATING INCOME (LOSS)	678,022
NON-OPERATING INCOME	
Interest income	72,193
Interest expense	0
	72,193
NET INCOME (LOSS)	$ 750,215

See notes to financial statements.

STATEMENT OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

	Member's Equity
BALANCE, DECEMBER 31, 2022	$ 1,308,704
Net income(loss) for the year ended December 31, 2023	750,215
Less: distributions to member	(800,000)
BALANCE, DECEMBER 31, 2023	$ 1,258,919

See notes to financial statements.

STATEMENT OF CASH FLOWS

SPIRE SECURITIES, LLC

	For Year Ended December 31,2023
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income(loss)	$ 750,215
Effects of changes in operating accounts and accruals:	
Commissions and clearing receivable	(98,012)
Contingent loss	(150,000)
Deposit held by FINRA/Clearing Organizations	(1,580)
Prepaid expenses	10,029
Accounts payable	14,999
Commission payable	(265,922)
NET CASH PROVIDED BY OPERATING ACTIVITIES	259,729
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distribution	(800,000)
NET INCREASE (DECREASE) IN CASH	(540,271)
Cash, beginning of the year	1,467,369
CASH, END OF YEAR	$ 927,098
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2023

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through clearing organizations and their direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. A consolidated income tax return is filed with the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives commissions for the sale of variable annuity policies, insurance policies, mutual funds, and other financial products to customers. There are trail commissions earned on these policies, funds, and products sold to customers for the period of time that the customer remains in or keeps the policy, fund, or product. The Company records these trail commission revenues, based on the trade date of each periodic trail commission, as they are remitted to the Company from the corresponding entity. It does not accrue the entire potential revenue because the time period in which the customer remains in the fund or keeps the annuity or insurance policy represents an unresolved contingency. In addition, the Company also receives commission revenue and incurs related clearing expenses for individual purchases and sales of securities on behalf of certain customers. These revenues and expenses are recorded on the trade date. On the trade date, the Company believes that the performance obligation is satisfied because the underlying purchaser has been identified, the pricing agreed upon and the risks and rewards of ownership transferred. Total commission revenue for the year ended December 31, 2023 was $7,771,117. Contract assets are recognized as receivables from the corresponding annuity, insurance, or fund company on the accompanying statement of financial condition. The Company recorded contract assets of $264,297 and $362,309 at January 1, 2023 and December 31, 2023 respectively.

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. However, with limited exceptions the tax records of the Company generally remain open for three years for federal income tax examination and four years for state income tax examination. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2023 that required disclosing or recognition.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $250,000 and an escrow deposit of $75,000, subject to change at the discretion of NFS.

The Company also has a clearing agreement with Pershing, LLC (Pershing) as a clearing agent. The agreement remains in effect unless either party terminates the agreement with 90 days written notice. Pershing requires the Company to maintain net capital of $250,000 and an escrow deposit of $100,000, subject to change at the discretion of Pershing.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2023.

NOTE E - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. The set rate per month is determined at the beginning of each year based on estimated use of management services, as set forth in the Expense Sharing Agreement between Spire Securities, LLC and Spire Wealth Management, LLC. Additionally, the Company is paid a set RIA override fee for the services it provides in overseeing the activities of its sister company RIA, Spire Wealth Management, LLC. As a result of these transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $0 as of December 31, 2023.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTE F - OFFICE LEASE

The Company occupies space that is leased by the sister company. The company makes a fixed monthly payment, based upon estimated use at the beginning of the fiscal year, for office services. The rent component of office services expense for the years ended December 31, 2023 was $93,318.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

At December 31, 2023, the Company's aggregate indebtedness to net capital ratio was 0.2469 to 1 and the Company had net capital of $1,110,819, which was $1,010,819 in excess of its required net capital of $100,000

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2023 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have

been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J – CONTINGENT LIABILITIES

The Company has no commitments, contingencies, or guarantees as of December 31, 2023.

NOTE K – SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2023 through February 23, 2024 the date we issued these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2023

SCHEDULE I - COMPUTATION OF NET CAPITAL

SPIRE SECURITIES, LLC

		12/31/2023
Total member's equity		$ 1,258,919
Deduct: non-allowable assets		(148,100)
	NET CAPITAL	$ 1,110,819

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

See notes to financial statements

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

CSTGROUP

CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
McLean, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Spire Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Spire Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provision) and (2) Spire Securities, LLC stated that Spire Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Spire Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spire Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

Reston,Virginia
February 23, 2024

10740 Parkridge Boulevard Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 15, 2024

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Spire Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15cs-2, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2023.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The above statement is true and correct to the best of my and the Company's knowledge.

Joshua J. Bright
Vice President, Director of Finance

7901 Jones Branch Drive, Suite 810, McLean VA 22102
Phone: (703) 657-6060
Fax: (703-748-1372